Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakernet.com

November 12, 2009 John Cash, Esq. Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C., 20549	Omer Ozden Tel: +1 212 626 4695 omer.ozden@bakernet.com VIA FACSIMILE AND EDGAR

RE:      A-Power Energy Generation Systems, Ltd. – Form 20-F for the fiscal year ended December 31, 2008, filed June 30, 2009  (File No. 1-33820) (the “20-F”)

Dear Mr. Cash:

With respect to the above captioned filing and on behalf of A-Power Energy Generation Systems, Ltd. (the “Company”), we enclose the Company’s responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated October 20, 2009 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and have keyed the Company’s corresponding responses accordingly.  Where appropriate, the Company’s responses are accompanied by annexes appended to this letter enclosing marked pages from an amendment to the 20-F to be filed by the Company after clearance of all comments (the “20-F Amendment”). Each annex has the same number as the comment to which it relates and is cumulatively marked to show all changes from the 20-F as originally filed.

As previously discussed with the Staff, the 20-F Amendment will be filed so that information which the Staff has requested the Company to include in future filings will be incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-1161983).  The Company is in the process of responding to the Staff’s comments on the Form F-3, and expects to file both the 20-F Amendment and an amendment its Form F-3 as soon as practicable after resolution of outstanding comments on the 2008 20-F.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2008 Form 20-F.

This letter is being submitted as correspondence via EDGAR, and a copy is being faxed to your attention.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Item 4. Information On The Company

The Business Combination, page 18

1.
We note your response to our prior comment two. It appears that the transfer of shares from Mr. Lu to Mr. Lin constitutes compensation to Mr. Lin regardless of the fact that it results from a private arrangement. Please provide us with a materiality analysis of the value of the shares transferred to Mr. Lin if they were accounted for under SFAS l23R and also provide a comprehensive discussion explaining why you believe this share transfer should be not accounted for as compensation as contemplated by SAB Topic 5T and paragraph 11 of SFAS 123R.

The Company notes initially that the Staff considers a public shell reverse acquisition to be a capital transaction in substance (Division of Corporate Finance, Financial Reporting Manual, Topic 12, 12100.1). The Company’s acquisition of Head Dragon was accounted for in this manner.  Accordingly, costs related to the transaction would be accounted for as a capital transaction (charged to equity), since no goodwill or intangibles arising out of the acquisition would be recorded.  Such accounting treatment is confirmed in Appendix B to the Staff’s Accounting Disclosure Rules and Practices, Topic I.B. (“ADRP.T.B.”) which provides:

Transaction costs (e.g., legal and investment banking fees, stock issuance fees, etc.) may be incurred in a reverse acquisition. . . . an operating company's reverse acquisition with a nonoperating company having some cash has been viewed by the staff as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.

The same view is expressed in the Staff’s Current Issues and Rulemaking Projects, Topic VI.G.1 12-8 (“CIRP.VI.G.1”) and in Q&A Memo, Interpretations and Guidance, Reverse Acquisitions, Question 8.

Under ADRP.T.B., supra, and CIRP VI.G.1., supra, the Company’s costs paid through share transfers to Mr. Lin may be accounted for as transaction costs charged to equity because such costs are not in excess of the cash received in the reverse acquisition.  The Company advises the Staff that it received approximately $31,700,000 in cash in the reverse acquisition, and that the costs to date of the reverse acquisition, including shares transferred to Mr. Lin, are approximately $3,100,000.  Accordingly, the Company respectfully submits that it has properly accounted for the shares transferred to Mr. Lin as costs charged to equity, rather than as compensation expense, unless other factors preclude such accounting treatment. Such other factors, including whether such payments are compensatory and their materiality, are discussed below.

Under his consulting agreement, Mr. Lin’s compensation included a success fee equal to 5% of the consideration in the reverse merger and a contingent fee of 5% of any earnout shares issued to Mr. Lu.  The Company believes that calculation of the Company’s transaction costs by reference to the transaction value should not change the accounting treatment of such costs – payments incurred to effect a reverse acquisition, in particular fees paid to advisors, are regularly based on the overall value of a transaction and may be expressed as a percentage of such overall value.

Similarly, the fact that the payments to Mr. Lin were not made in a single lump sum does not change the nature of the payments to Mr. Lin as payments of costs related to the reverse acquisition, a capital transaction.  Neither the substance of the reverse acquisition as a capital transaction, nor the incurrence of related transaction fees accounted for as a reduction in retained earnings, should change simply because the payment stream for both the consideration in the reverse acquisition and the transaction expenses consists of initial consideration and contingent consideration.

The Company also believes that these payments are not employment compensation. The costs for Mr. Lin’s financial advisory and other services were negotiated between Mr. Lu and Mr. Lin prior to Mr. Lin’s employment with the Company. Initial amounts to be received by Mr. Lin were not dependant on his employment, since Mr. Lin was not an employee of the Company at the time of the agreement. Similarly, while Mr. Lin is currently an employee of the Company, Mr. Lu’s obligation to make future payments to him are not dependant on his continued employment.

The Company has considered SAB Topic 5T’s discussion of accounting for expenses paid by principal stockholders. As mentioned above, while the payment of shares by Mr. Lu to Mr. Lin was a payment of costs, the substance of the transaction is a payment of costs incurred in connection with the reverse acquisition recapitalization, not in respect of the settling of expenses for services to the Company as contemplated in Topic 5T.  Accordingly, the Company believes that the specific facts noted above support the position that the “…transfer is clearly for purposes other than compensation for services to the reporting entity (Topic 5T).”  Rather, these were services to the privately held entity that engaged in the reverse acquisition, accounted for in the financial statements of the reporting company utilizing the accounting treatment applicable to reverse acquisitions.

Paragraph 11 of SFAS 123R, similar to Topic 5T above, requires that share based payments awarded to an employee of the reporting issuer be accounted for as employment compensation “…unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.”  The Company believes that Mr. Lu’s payments to Mr. Lin are not share-based compensation for the same reasons discussed above with respect to SAB Topic 5T.  At the time of the original agreement between Mr. Lu and Mr. Lin, Mr. Lin was not an employee of the entity, subsequent payments do not depend on his continued employment by the Company, and the substance of the transaction is in respect of costs of the reverse acquisition recapitalization and are unrelated to employment. The Company therefore believes that accounting for the shares transferred by Mr. Lu to Mr. Lin as compensation for services would be inconsistent with the required accounting treatment of the reverse acquisition recapitalization as a capital transaction.

Based on the Staff policies cited above, the Company strongly believes that Mr. Lu's transfer of 5% of his contingent shares to Mr. Lin does not constitute compensation and has been properly accounted for as costs of the reverse acquisition, charged to equity. In response to the Staff’s request, the Company has also considered the materiality of the value of the shares transferred to Mr. Lin in comparison to both his compensation and the Company’s net income.

Compensation Analysis,  Mr. Lu has received, to date, 2,000,000 million shares, issued in connection with completion of the reverse merger and in respect of the Company’s 2008 results, having a value of approximately $16,900,000.  Thus, the value of the shares transferred to Mr. Lin to date is approximately $845,000.  This amount is almost five times the cash compensation paid to Mr. Lin for 2008, as set forth in the Company’s 20-F.  While this disproportionality is not nearly as great as the value of the contingent shares issued to Mr. Lu, as discussed in the Company’s response to Comment 5 below, the Company submits that it is nevertheless significant, particularly when viewed against the absence of any comparable payments to any members of management other than Messrs. Lu and Lin.  Accordingly, the Company believes that the value represented by the contingent payments to Mr. Lin takes such payments out of the realm of compensation to him and supports the Company’s principal argument that issuance of such shares should be accounted for as costs of the reverse acquisition.

Materiality and Net Income Analysis.  The Company’s 2008 net income of $28,516,000.  The value of the shares transferred to Mr. Lin is $845,000, or 2.96% of such income.  At less than 5%, the Company believes such amount is not material in comparison to its net income.  Based on the target net income amounts for the remaining years in which incentive shares may be issued to Mr. Lu and transferred to Mr. Lin, as set forth at page 19 of the Company’s 20-F, the Company’s share price would have to increase to anywhere from $22.00 per share to $43.50 per share (depending on the year in which the target net income were achieved) in order for the value of Mr. Lin’s portion of the incentive shares to exceed 5% of the target net income amount.  Based on the Company’s current share price of approximately $11.00, the Company does not believe that the value of Mr. Lin’s shares is or is likely to be material in relation to the Company’s net income.

In presenting the foregoing materiality discussion, the Company notes that it has not discounted the value of the contingent payments to Mr. Lu to present value at the time of the reverse merger, nor has it applied a discount to adjust for either the volatility of the Company’s shares or, most significantly, for the uncertainty whether the Company will achieve the net operating profit targets for issuance of the earnout shares to Mr. Lu and their transfer to Mr. Lin, which require that the Company’s net operating profits increase by a minimum of approximately 30% per year.  Therefore, the Company does not believe that the value of the contingent shares that may be transferred to Mr. Lu is material under either analysis.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 39

2.
We note your proposed revised disclosure in response to comments 4 and 6 in our letter dated September 10, 2009. However, it appears that the proposed revised disclosure makes changes to the Risk Factors section rather than the Operating and Financial Review and Prospects section as previously requested. Refer to Items 5.A.4 and 5.B.1(b), respectively, of Form 20-F. Please either include this information in the Operating and Financial Review and Prospects section or provide cross-references to the relevant disclosure in the Risk Factors section.

As suggested by this Comment, the Company will add cross-references to the relevant disclosures in the Risk Factors section.  The cross reference to the Risk Factor discussing government policies that could affect the Company’s operations or investments by U.S. holders (original comment 4) will be inserted in the “Overview” at the beginning of Item 5 under the heading “Specific Factors Affecting our Results of Operations” as a new factor entitled “PRC Policies.” The cross reference to the Risk Factor discussing restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company (original Comment 6) will be inserted at the end of Item 5B in the 20-F Amendment, following the discussion of Capital Resources.

Copies of the proposed disclosures containing these cross references to be included in the 20-F Amendment are enclosed in Annexes 2A and 2B.

3.
We have reviewed your response to our prior comment three and the additional disclosures you intend to provide. Please expand these intended disclosures to discuss and quantify how your increase in contracts impacted your cost of revenues and gross margin. In addition, please note that our previous reference to your revenue contracts was only one example of a way you could improve your discussion of changes in your operating results. We encourage you to revise future filings to find additional ways to present a more specific and comprehensive discussion of the factors that impacted your results.

Any future filings in which the Company cites multiple reasons for changes in its operating results will present a more specific and comprehensive discussion of the factors that impact the results.

A copy of the revised disclosure discussing how increases in contracts affected cost of revenues and gross margins proposed to be included in the 20-F Amendment is enclosed in Annex 3.

Controls and Procedures, page 73

4.
We note your response to comment 7 in our letter dated September 10, 2009. As previously requested, please explain to us the status of the material weaknesses. Additionally, please tell us whether or not the Company has remediated the material weaknesses and, if not, when the Company expects to do so. Please include this disclosure in your Form 20-F/A.

The Company advises the staff that, since the filing of the 20-F on June 30, 2009, the Company has completed the work it believes is required to remediate four out of six material weaknesses that were identified in Management’s Report on Internal Control Over Financial Reporting.  The status of the Company’s remediation work is as follows:

Material Weakness identified in	Status

1. Oversight of financial reporting	Remediation steps completed

2. Communication of appropriate business practices and standards	Remediation steps completed

3. Assessment of business risks	Remediation in progress, expect to complete by September 2010

4. Written policies and procedures	Remediation steps completed

5. Monitoring of internal controls	Remediation in progress, expect to complete by September 2010

6. Financial reporting process and the underlying accounting process	Remediation steps completed

A copy of the proposed disclosure regarding the status of the Company’s remediation efforts to be included in the 20-F Amendment is enclosed in Annex 4.

Notes to the Consolidated Financial Statements

16. Stockholders’ Equity - Common Stock, page F-22

5.
We have reviewed your response to our prior comment nine. Please provide us with a more specific and comprehensive discussion regarding how you considered whether the substance of the arrangement in which Mr. Lu may receive the earn-out shares represents compensation expense. We note that the transaction between A-Power and Head Dragon is a reverse acquisition and not a business combination. Given that Mr. Lu is an employee of the Company and he earns the shares based on net operating profit, which is a performance measure, it appears that the value of the earn-out shares issued to Mr. Lu may need to be expensed.

As noted above in the response to Comment 1, the Staff considers a public shell reverse acquisition to be, in substance, a capital transaction.  Accordingly, the consideration paid to a selling shareholder for shares would be treated as a capital transaction, as no goodwill or intangibles would be recorded  (Division of Corporate Finance, Financial Reporting Manual, Topic 12, 12100.1).

Mr. Lu could have elected to receive higher initial consideration for Head Dragon at the closing of the transaction. The higher initial consideration would have been treated in its entirety as part of the reverse acquisition recapitalization. The Company believes that the agreement to receive lower initial consideration, followed by contingent consideration based on future earnings, does not change the substance of the transaction, which is payment of contingent consideration in a reverse acquisition, nor should the accounting be affected as a result of the contingent nature of the underlying payment stream. It would follow that contingent consideration paid and payable to Mr. Lu should be accounted for as a capital transaction, consistent with the accounting for the initial consideration.  As noted in the Staff’s original Comment 9, the Company has followed this rationale and, because the contingent shares are issuable to Mr. Lu – the shareholder of the accounting acquirer – the Company has accounted for issuance of the contingent shares as a stock or small stock dividend.  See Q&A Memo, Interpretations and Guidance, Reverse Acquisitions, Question 11:

Q11.  How do you account for earnouts of contingent shares?

A11.  Since contingent shares would be issued to the accounting acquiror, they would be accounted for similarly to a stock dividend and would be included in earnings per share from the date of issue.

Thus, unless Mr. Lu’s contingent shares are compensation, the Company has properly accounted for the issuance of the contingent shares.

In determining whether issuance of the contingent shares to Mr. Lu should be accounted for as compensation, the Company considered the factors discussed in EITF 95-8.  EITF 95-8 advises that the determination of whether contingent consideration is in respect of compensation or additional purchase consideration “…is a matter of professional judgment that depends on the relevant facts and circumstances.”  By analogy, the same factors should apply in considering whether the contingent payments to Mr. Lu are compensation or additional capital transactions relating to the reverse acquisition:

•
Factors involving terms of continued employment.  Item 1 of EITF 95-8 discusses the linkage of continuing employment and contingent consideration and advises that “[a]rrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation.”  As noted in the Company’s original response to this comment, Mr. Lu’s contingent payments are not dependant on continued employment with the acquiring entity – an indication that such payments are other than compensatory.

•
Level of compensation.  Item 3 of EITF 95-8 provides that level of compensation in another indicative factor.  We note that Mr. Lu’s compensation, as an executive of the acquiring entity, is reasonable and in line with that of other key employees, whereas the value of the most recent installment of contingent shares issued to him was $12.6 million.  This gross disproportionality between his actual compensation and the contingent share value is a further indication “…that the contingent payments are in respect of additional purchase price [in Mr. Lu’s case, original reverse acquisition consideration] rather than compensation.”

•
Reasons for contingent payment provisions. Item 1 of EITF 95-8. As noted above, Mr. Lu could have demanded a higher selling price for his shares, forgoing contingent consideration.  However, any such demand would have been based on Mr. Lu’s views regarding the future projected performance of A-Power.  The Stock Purchase Agreement pursuant to which the Company acquired Head Dragon from Mr. Lu clearly demonstrates that the earnout was intended to provide for such future performance.  It recites that “[s]ince the Business [of Head Dragon and its subsidiaries and their respective affiliates] has grown rapidly in the last few years and in recognition of the various opportunities for significant growth ahead, the parties believe that the payment of the earnout specified in Section 1.3 is a fair means of adjusting the consideration payable to the Stockholder in the event that the future operating results of the Business demonstrate that the value of the business acquired was greater than the payments of CETL capital stock issuable at the Closing.”  Section 1.3, the earnout referred in this recital to the Stock Purchase Agreement, provides that payment of the additional earnout shares “is in exchange for the shares of Head Dragon Stock” (emphasis added).

The proxy statement distributed to shareholders of the Company soliciting approval of the acquisition of Head Dragon also made it clear that the parties had agreed upon the earnout provisions as a means of dealing with the uncertainties inherent in any valuation based on projected future performance:

The terms regarding the potential additional consideration to be paid were designed to take into account the uncertainty of any valuation that relies on expectations of future performance. If GaoKe meets the earnings expectations of the Head Dragon Stockholder [i.e., Mr. Lu] for the next several fiscal years, the value of the business would increase, and the consideration being paid to acquire GaoKe would increase as well. If the stated target is missed in any one or more years, the additional stock for those years will not be earned or paid. Chardan management believes this variable component of the consideration helps protect of the interests of its stockholders by reducing the prospects that it would have overpaid for the business by establishing a lower initial consideration for the acquisition and by setting the net profit targets at such levels (and paying that number of incentive shares for achieving the targets) that the overall valuation of the business should increase sufficiently to benefit all shareholders of the company.  Joint Proxy Statement/Prospectus of Chardan South China Acquisition Corporation and China Energy Technology Limited [presently known as A-Power Energy Generation Systems, Ltd.] dated December 26, 2007, at page 52 (emphasis added).

As a related matter, in reviewing EITF Topic No. D-110, the Company notes that when evaluating whether the presumption of compensation has been overcome, the substance of the arrangement should be considered. The substance of Mr. Lu’s contingent consideration is as an earnout agreed-upon by the parties to deal with valuation uncertainties.  The consideration is not dependant on his continued employment by the Company and is payable by the Company regardless of continued employment, all of which indicate that the arrangements are not compensatory.

The foregoing discussion demonstrates that the earnout shares issued and issuable to Mr. Lu are additional consideration rather than compensation and that, accordingly, the Company has properly accounted for the earnout shares.  In this regard, the Company believes that while SFAS 141 does not apply to the Company’s reverse acquisition, a strong analogy can nevertheless be drawn to earnouts accounted for under SFAS 141.  In such transactions, upon resolution of the contingency and distribution of the additional consideration, contingent consideration based on earnings is accounted for as additional cost of the acquired entity.  The Company believes that just as consistent accounting treatment is required for initial consideration and non-compensatory contingent consideration in a transaction governed by SFAS 141, the facts and circumstances of the Company’s reverse acquisition, as embodied in the legal and commercial terms of the transaction, require comparable consistency.  The acquisition terms and the agreements setting forth those terms – including the contingent payments of additional consideration – were independently negotiated by Head Dragon and the Company at a time when neither Mr. Lu nor Mr. Lin had any employment with the Company.  The Stock Purchase Agreement and related proxy disclosure unequivocally state that if issued, the contingent shares constitute additional consideration payable to Mr. Lu.  Mr. Lu is not entitled to the contingent payments unless the contingencies – negotiated by at arm’s length by the parties – are met but, if the contingencies are met, Mr. Lu is to receive the additional shares regardless of whether he is then employed by the Company.  Accordingly, the Company respectfully submits that by accounting for the non-compensatory contingent shares issuable to Mr. Lu, the shareholder of the accounting acquirer, as a dividend, it has employed the correct accounting treatment.

*           *           *

A Company Acknowledgement of certain matters relating to the Staff’s review and comments was furnished on October 2, 2009 with the Company’s responses to the Staff’s original comments on the 20-F.

Thank you very much for your courtesy and cooperation in connection with the comments and processing of the Company’s responses. Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4695.

Sincerely,

/s/ Omer Ozden
Omer Ozden

cc:	John S. Lin
A-Power Energy Generation Systems, Ltd.

10

ANNEX 2A

Sub-contract cost

We design our distributed power generation projects, and typically subcontract their construction and installation to approved third-party subcontractors under our oversight, and conduct testing on completed projects prior to turning them over to our customers.

We assign some of these obligations under our contract to these subcontractors. The cost incurred by the subcontract vendor is called the sub-contract cost.

Equipment cost

Our cost of revenues for equipment costs consists primarily of equipment used in our construction projects such as boilers, steamer steel, cement producers and dust catchers.

Other Costs

Our cost of revenues for other costs mainly includes designing fees, workers' salaries and bonuses, depreciation, equipment utilization fees and traveling.

Sales, General and Administrative Expense

Sales and marketing and operating expenses consist primarily of traveling, business development expenses, business promotion fees, freight expenses and other sales and marketing expenses.

General and administration expenses consist primarily of salaries and benefits for our administrative and finance personnel, depreciation, professional and consultant fee, amortization of land use right and other intangible assets, traveling, business development expenses and other general and administration expenses.

Share-based compensation costs

We adopted our 2007 Equity Plan in January 2008.

We have reserved 2,000,000 shares of our common stock for issuance pursuant to awards granted under the 2007 Equity Plan and, have granted a total of 560,833 options under the plan as of December 31, 2008 amounting to compensation costs of $835,851.  As of June 30, 2009, we have issued options exercisable for up to 1,350,833 shares of our common stock under the 2007 Equity Plan.

For a description of the share options granted, including the exercise prices and vest periods thereof, see Item 6.E., “ Directors, Senior Management and Employees – Share Ownership – 2007 Equity Plan .” Under statement of Financial Accounting standards No.123R, share-based payment, we are required to recognize share-based compensation as compensation expense in our statement of operation based on the fair value of equity awards on the day of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award, for share options granted to our employees, we measure share-based compensation based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model. The share-based compensation is recorded to General and Administrative Expenses.

Other income

Our other income consists primarily of revenues from interest income, disposal of fixed assets as well as unpaid vendor prepayment and unpaid back receipt in advance. We recognized $966,000 as other income in 2008 compared with $250,000 in 2007.

PRC Policies

PRC governmental policies could materially affect our operations or investments by United States holders of our securities.  For information regarding those policies, see Item 3D, “Key Information – Risk Factors – Risks Related to Doing Business in China – Changes in the PRC’s economic, fiscal, monetary or political policies or factors could materially affect, directly or indirectly, the Company’s operations or investments by holders in the United States” and Item 4C, “Information on the Company – Business Overview –Regulation.”

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which revised SFAS No. 141, “Business Combinations.”  SFAS No. 141(R) broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in

ANNEX 2B

Capital Resources

We have obtained working capital through several ways. First, we obtained short-term bank loans. Second, although we have not requested extensions in the past, we believe that our suppliers  ~~were~~ are willing to  ~~provide us with extended payment terms which would not force us to increase~~ extend payment terms by a week if requested by us, which is generally sufficient to enable us to avoid increased bank borrowings unless we planned to increase our operating scale significantly. Third, through the improved bidding mechanism, we asked our customers to increase their payments in the early stage of contract performance process to diminish our working capital demands for daily operations. Fourth, we have maintained good relationships with commercial banks which provided us with the necessary bank financing. Finally, we have issued debt and equity securities to investors and we may issue corporate bonds to the public in the future or conduct a public or private offering of equity securities. In June 2009, we sold $40 million of senior convertible notes and warrants to purchase an additional 1,504,184 common shares. See Item 4.A. “History and Development of the Company - Recent Developments. ” The note contains certain pre-emptive rights with respect to our future equity offerings and covenants in taking on additional debt, including a basket of permitted indebtedness that increases from $10 million to $45 million over the five year life of the note. Subject to financing needs that arise due to opportunities, we believe we will be able to obtain adequate cash flow for our operating activities and will continue to improve our cash collection to satisfy the cash demands from our daily operations.

We conduct our operations through subsidiaries in China, and cash generated by our subsidiaries is a major source of funding for our operations.  See Item 3D, “Key Information – Risk Factors – Risks Related to Doing Business in China – We are a holding company that depends on dividend payments from our subsidiaries for funding” for a discussion of how our holding company structure and Chinese regulations may affect our ability to access those funds.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

As a high-technology engineering services company, GaoKe’s business and long-term development rely heavily on its research and development capabilities to improve its existing distributed power generation and micro power grid systems and to develop and commercialize new “green” energy technologies. In 2006 , 2007 and 2008, GaoKe expensed $23,993, $315,552 and $143,930 respectively, on research and development.

 The Global Distributed Power Generation Industry

We believe the demand for distributed power generation is growing at a rapid pace not only in China, but globally. In addition to the factors promoting the industry in China (avoiding generating and transmission infrastructure investment and delivering improved efficiency and lower cost), additional factors come into play elsewhere. In particular, these systems are highly advantageous for industrial users in areas with a high cost of electricity (such as Japan, India and Italy) and in critical government or healthcare-related buildings that need a backup source of power during power outages.

DG Energy and Transport European Commission predict that distributed power generation and micro power grids will become the main development direction for the power industry in the next century. This view was also expressed by Arthur Andersen in a 1998 study, which stated that establishing small and clean power generation near the load center will eventually supplant large, centralized generating stations. Andersen determined that the adoption of “localized” generating capacity would reduce the amount of expensive long-distance transmission lines needed, improve efficiency, and reduce the environmental and aesthetic impacts that result from reliance on large, inefficient power plants and long-distance transmission. The U.S. Department of Energy estimates that distributed power generation systems will account for 20% or more of all new generating capacity built in the United States over the next 15 years.

Automatic Control System

Maximizing efficiency of the system requires matching system output to overall demand for heat and electricity. GaoKe uses a proprietary monitoring and control system. Among other things, the control system regulates the amount of steam enters the turbine so that the power generated matches the factory and micro grid demand. The control system also automatically monitors the performance of all equipment in the system, including the boiler (for steam output, temperature, air, water/coal input), turbine, generator, grid supply, demand and distribution, as well as space and water heating functions. The programming needed for a system to function efficiently is customer-specific, and a key advantage of GaoKe is the know-how to create a system that operates effectively in real-time.

The control system can be monitored by the customer on site or remotely by GaoKe via the Internet. This monitoring function gives GaoKe’s engineers the ability to evaluate and solve problems that occur in the system on a real-time basis from their central engineering or design offices, allowing them to avert more serious problems by applying a quick fix to a problem before it becomes more serious.

Cooperation with Tsinghua University

ANNEX 3

Accounting Principles Recently Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides guidance on how to measure the fair value of assets and liabilities.  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  SFAS No. 157 will apply whenever another generally accepted accounting principle requires, or permits, assets or liabilities to be measure at fair value, but does not expand the use of fair value to any new circumstances.  SFAS No. 157 is effective for fiscal years beginning after November 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  A new accounting pronouncement, FASB Staff Position on SFAS 157 “Effective Date of FASB Statement No. 157,” delayed the effective date of valuing non-recurring nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The adoption of SFAS No. 157 for items not covered by FSP 157-2 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.”  SFAS No. 159 permits entities to choose to measure selected financial instruments and certain other items at fair value at specified election dates.  The election may be applied on an item by item basis, with disclosure about reasons for partial election and additional information about items selected for fair value option.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded as unrealized gains or losses in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of SFAS No. 159 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In October 2008, the FASB issued FASB Staff Position on SFAS 157 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”  This staff position clarifies how SFAS 157 should be applied when valuing securities in markets that are not active by illustrating key considerations in determining fair value.  It also reaffirms the notion of fair value as the exit price as of the measurement date.  FSP 157-3 was effective upon issuance and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP 157-3 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In December 2008, the FASB issued FASB Staff Position on Statement 140 and FIN 46R “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  This FSP expands the disclosure requirements in both SFAS 140 and FIN 46R to require additional information about involvement with variable interest entities (VIEs) and continuing involvement with transferred financial assets. FSP FAS 140-4 and FIN 46R-8 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP FAS 140-4 and FIN 46R-8 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In January 2009, the FASB issued FASB Staff Position on EITF Issue No. 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.”  FSP EITF 99-20-1 makes the impairment guidance in EITF Issue No. 99-20 consistent with that in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  It allows management to exercise more judgment in determining whether an other-than-temporary impairment exists for certain beneficial interests.  FSP EITF 99-20-1 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP EITF 99-20-1 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

A.	Operating Results

Comparison of Years Ended December 31, 2008 and 2007.

Revenues

For the year ended December 31, 2008, total revenues amounted to $264.9 million, an increase of $112.4 million or 73.7%, from $152.5 million for the year ended December 31, 2007. The increase was primarily due to continued growth in our core distributed power generation business and the relatively larger size of projects under construction in 2008 compared to 2007.   In 2008, there were 15 contracts in progress, compared to 10 contracts in 2007, an increase of 50%. The average size of the projects under construction in 2008 was approximately $45.5 million, an increase of $3.2 million or 7.6%, from $42.3 million in 2007.  The greater number of contracts we performed in 2008 and the increased average size of those contracts were the result of increased traction of our business in the marketplace. This increased traction is a direct result of the success of our earlier projects in delivering energy savings, which enhanced our reputation among potential customers.

Cost of revenues

The total cost of revenues for year ended December 31, 2008 was $228.0 million, an increase by $96.0 million over the same period in the prior year. This increase in cost of revenues was due to the increased business activity reflected in our increased revenues. This increase of 72.7% in cost of revenues is generally consistent with the 73.7% increase in revenues themselves resulting from 5 additional contracts in progress, with the 1% difference being attributable to the higher average size of the integrated contracts being performed, which generally have 0.5% to 1.0% margin higher than smaller contracts due to economies of scale.

Gross margin

As a percentage of total revenues, the overall gross margin was 13.9% for the year ended December 31, 2008 compared to 13.5% for the year ended December 31, 2007. The improvement in gross margin of 0.4% is attributable to the larger size of the integrated contracts being performed in 2008 relative to 2007. As noted above, larger contracts generally offer higher margins ranging from 0.5% to 1.0% than smaller contracts.

ANNEX 4

·	Identifying the gaps between current procedures and “best practices” with assistance of external qualified consultants;

·	Initiating the process of drafting policies and procedures addressing the remediation suggestions over control gaps identified; and

·	Management reviewing and approving the policies and procedures developed and monitoring the effectiveness of execution.

3.   Although management was committed to setting up our internal audit functions, we were not able to sufficient internal audit resources during 2008 due to a scarcity of qualified personnel in the region.  Actions to strengthen the internal audit function include:

·	Increased efforts to hire qualified resources through diversified channels, including engaging recruitment agents and issuing recruitment advertisements.

·
Active involvement of the Audit Committee in the hiring process and ongoing monitoring by the Audit Committee of the operation of the internal audit department and guidance on the work direction of the internal audit department.

·
Enhanced oversight by the Audit Committee of the internal control over financial reporting through, among other methods, the review of internal audit report and internal control assessments made by the internal audit department.

Our management will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, on an ongoing basis, and is committed to taking further action and implementing additional improvements, as necessary and as funds allow.   ~~However, our~~  Through the actions described above, we have endeavored to remediate the weaknesses we identified in our internal control over financial reporting, and we have completed the work we believe is required to remediate the weaknesses identified with respect to (1) oversight of financial reporting, (2) communication of appropriate business practices and standards, (3) written policies and procedures and (4) the financial reporting process and the underlying accounting processes.  We presently expect to complete our remediation activities with respect to additional inadequacies in our internal control relating to the assessment of business risks and the monitoring of internal controls by September 2010.  Our management has not yet assessed the effectiveness of our remediated internal control over financial reporting and our independent registered public accounting firm has not yet audited our remediated internal control over financial reporting.   Our management cannot guarantee that the measures taken or any future measures will remediate  ~~the~~ all material weaknesses identified or that any additional material weaknesses or significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

Changes in Internal Control over Financial Reporting

 ~~Other than the changes described in “Management's Report on Internal Control Over Financial Reporting” above, there~~ There were no changes in our internal control over financial reporting  ~~(as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred~~ during the year ended December 31,  ~~2008 ,~~2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management ’ s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, which is set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of A-Power Generation Systems, Ltd.

We have audited A-Power Generation Systems, Ltd.’s  internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A-Power Generation Systems, Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements’ Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of